November 12, 2004	Via Hand Delivery

Peggy Kim

Senior Counsel

Mail Stop 3-9

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

RE:	MHI Hospitality Corporation (the “Company”)
Form S-11
Pre-Effective Amendment No. 3 to Registration Statement No. 333-118873
Filed November 15, 2004

Dear Ms. Kim:

In connection with the filing of the above-captioned pre-effective amendment (the “Amendment”), we set forth below the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in the comment letter dated November 9, 2004 (the “Comment Letter”), relating to the above referenced registration statement.

We have included the Staff’s comments in the order presented in the Comment Letter and numbered according to the numbering scheme employed in the Comment Letter. Page numbers included in our responses refer to pages in the marked Pre-Effective Amendment No. 3 to the Registration Statement (“Registration Statement”) and the prospectus included therein (the “Prospectus”).

Prospectus Summary

1.	Please remove the defined terms in the italicized introductory paragraph. Please revise to use an abbreviated form of each longer term and do not merely use initials.

The Prospectus has been revised in response to the Staff’s comment.

2.	We note your response to prior comment 15; however, we reissue our previous comment because it does not appear that you have fully complied with our comment.

Disclosure has been added on page 2 in response to the Staff’s comment.

Overview

3.	We note your response to Comment 18, but are unable to determine where you have responded to the comment within the Overview section of your prospectus. Please revise throughout your disclosure to balance the description of management’s experience with disclosure that management has no experience operating a public company or a REIT.

Disclosure has been added on page 3 in response to the Staff’s comment.

Our Initial Properties

4.	We note your response to prior comment 34. Further, we note that you are acquiring the leasehold interests from the same entities to whom you will be subleasing the interests. Please revise, here and in the main part of the document, as follows:

• Please clarify whether you are subleasing the entire leasehold interest,

• Revise to disclose the business purpose of this arrangement,

• Disclose the terms of the leasehold interest and sublease arrangement, and

• Disclose the acquisition cost and further describe the annual lease expense of $120,000. Does it cover taxes, utilities, maintenance, etc.?

The Prospectus has been revised at pages 5 and 76 to reflect the Staff’s comment.

Prospectus Cover Page

5.	We note your response to Comment 12. Please revise to indicate the extent to which affiliates will have a controlling interest in MHI Hospitality Corporation following the formation transactions.

Disclosure has been added on the cover page in response to the Staff’s comment.

Benefits to Affiliates

6.	Please revise to further disclose the services provided for the restructuring fees, because it is unclear what services are provided for the $2 million fee. For example, disclose whether these are termination fees.

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No services will be provided for the restructuring fee; rather, the parties are consolidating the former management agreements into one agreement and, among other things, reducing the percentage of gross revenue payable to the management company as management fees, and establishing termination provisions and related contractual terms consistent with the operation of a public hotel REIT. In response to the Staff’s comment we have revised the Prospectus at pages 10 and 109.

Risk Factors

7.	We note your response to prior comment 52. Although you do not have current plans to enter into joint venture, we note that you may invest in joint ventures in the future. For example, see pages 50, 59 and 96. Therefore, it appears that the risks associated with joint ventures are material risks to your business. Therefore, please revise to replace the deleted disclosure and we reissue our previous comment.

Disclosure has been added on page 23 in response to the Staff’s comment.

We have recently been organized and have no operating history

8.	We note your response to Comment 42. Please revise to more specifically describe the risks associated with your lack of operating history, beyond the general reference to “risks generally associated with the formation of any new business.”

Disclosure has been added on page 24 in response to the Staff’s comment.

Our borrowing costs are sensitive to fluctuations in interest rates

9.	We note your response to prior comment 53; however, we reissue our previous comment. It appears that at least $4,838,004 of your debt floats with the prime rate. See page F-16. Please also revise to quantify any amounts under the proposed credit facility.

The Company plans to use a portion of the proceeds of the offering to repay approximately $25.1 million of existing consolidated mortgage debt and will have approximately $25.9 million of outstanding debt following the offering. The debt that will be outstanding after the offering is fixed rate indebtedness and is not sensitive to fluctuations in interest rates (the terms of the fixed rate debt for the Savannah and Wilmington properties are summarized at page 51 of the Prospectus). The only floating rate debt that may be outstanding following the offering is the $23.0 million credit facility that the Company intends to enter into with an affiliate of BB&T Capital Markets. We have revised the Prospectus at page 52 to indicate that the assumed debt to be outstanding following the offering

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has fixed interest rates. We have also modified the risk factor disclosure at page 23 to disclose the floating rate nature of the revolving credit facility.

Risks Related to the Hotel Industry

Capital Expenditures

10.	We note your response to prior comment 55 and we note that you have included percentages of gross sales and room sales. Please revise to include estimates of these amounts based on historical gross sales or room sales.

Disclosure has been added on page 25 in response to the Staff’s comment.

Risks Related to Our Organization and Structure

Failure to qualify as a REIT would subject us to federal income tax

11.	Please discuss all of the risks associated with a failure to qualify as a REIT, including:

• The risk that distributions to stockholders may be reduced,

• The risk that the value of your stock will be reduced, and

• The risk that your ability to raise capital and financing will be affected.

Disclosure has been added on page 29 in response to the Staff’s comment.

Risks Related to the Offering

The number of shares available for future sale could cause our shares to decline

12.	We note your response to prior comment 61. We note that 3,817,036 shares will be issued upon redemption of units. Please revise to describe the date that these shares will first become available for sale in the public market

Disclosure has been added on page 34 in response to the Staff’s comment.

Dilution

13.	Please revise to show the amount of the increase in net tangible book value per share attributable to the cash payments made by the purchasers of the shares in the offering pursuant to Item 506(b) of Regulation S-K separate from units/shares issued in the formation transactions.

Disclosure has been added on page 40 in response to the Staff’s comment.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview

14.	We note your response to comment 66 and you have indicated in your revision on page F-44 that interests acquired from third parties have been marked up to reflect acquisition costs. Revise your disclosure on page 43, which appears to contradict that revision by indicating that carryover basis is used for interests in hotels acquired from third parties.

Disclosure has been added on page 44 in response to the Staff’s comment.

Financing Strategy

15.	We note your response to Comment 74. Although you have not yet entered into a definitive agreement, please revise to describe the material terms of the credit facility.

Although the Company has not yet entered into a definitive agreement, we have added disclosure on pages 51 and 60 to describe the anticipated material terms of the credit facility.

Environmental Matter

16.	We note your response to prior comment 78. We note that in the second sentence in the last paragraph you state that the presence of the asbestos-containing materials does not, in your opinion, pose an unacceptable risk and does not violate any law applicable to the property. Please revise to also disclose that you do not believe it poses a material risk, as stated in your response.

Disclosure has been added on page 78 in response to the Staff’s comment.

Our Principal Agreements

17.	We note your response to Comment 81. Please clarify, if true, that MHI Hotels Services receives no fees pursuant to the strategic alliance agreement. Also, please clarify whether there are fee caps in place pursuant to the management and franchise agreements.

Disclosure has been added on page 80 in response to the Staff’s comment regarding the strategic alliance agreement.

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Other than the cap on the management incentive fee disclosed on page 81 of the Prospectus, there are no other fee caps in place pursuant to the management and franchise agreements.

Principal Stockholders

18.	Please identify the natural persons who control investment and voting power over the shares held by Elpizo Limited Partnership.

Disclosure has been added on page 102 in response to the Staff’s comment.

Notes to Financial Statements of MHI Hospitality Corporation

Organization

19.	Since you view that you have a reorganization of entities under common control with respect to the hotels of MHI Hotels Services Group and not a business combination, please revise your characterization in the second paragraph under this heading and elsewhere within Form S-11, as necessary.

The Prospectus has been revised at page F-4 in response to the Staff’s comment.

Summary of Significant Accounting Policies

20.	Please tell us how you determined that MHI Hotel Services or the Sims family has control of the entity that owns the Holiday Inn Brownstone when it only has a 50% beneficial interest in such entity (less than majority).

MHI Hotels Services has managed and maintained an indirect ownership interest in the Holiday Inn Brownstone since August 1998. MHI Hotels Services has a 99% ownership interest in KDCA Partnership, which owns a 50% membership interest in Brownestone Partners LLC, which owns the Holiday Inn Brownestone. The members of MHI Hotels Services indirectly own the remaining 1% interest in KDCA Partnership. In addition, MHI Hotels Services’ president and chief executive officer, Andrew Sims, is the managing member of Brownestone Partners LLC. As managing member, Mr. Sims has sole authority to direct the day-to-day operations of the entity save for major transactions and refinancings. In addition, MHI Hotels Services entered into a Hotel Management contract with Brownestone Partners LLC on August 1, 1998 with a term through August 2008 for the management of the property.

EITF 02-5 states in paragraph 2 that common control exists when there is common majority ownership by an individual, a family, or a group affiliated in some other manner. The Company has concluded that the group that controls MHI Hotels

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Services exerts control over Brownestone Partners, LLC by virtue of the role of one of its members as the manager of Brownestone, the existence of the long-term management agreement between Brownestone Partners and MHI Hotels Services and the ownership interests in Brownestone Partners by MHI Hotels Services and its members. This analysis is supported by EITF 96-16 in which the Task Force agreed that the assessment of whether or not the rights of a minority shareholder should overcome the presumption of consolidation by the investor with a majority voting interest in its investee is a matter of judgment that depends on facts and circumstances. The Task Force further agreed that the framework in which such facts and circumstances are to be judged should be whether the minority rights, individually or in the aggregate, provide for the minority shareholder to effectively participate in significant decisions that would be expected to be made in the ordinary course of business. In this case, MHI Hotels Services and its control group own 50% of Brownestone Partners and, by virtue of Andrew Sims’ role as the manager of Brownestone Partners and MHI Hotels Services, LLC’s management contract, make all operating decisions which demonstrates control of Brownestone Partners. Further, the other owner of Brownestone Partners does not hold a majority interest and thus cannot override the actions of MHI Hotels Services. Based on this, the Company has concluded it is appropriate to treat Brownestone Partners LLC as under common control with the other entities constituting the predecessor group.

Consolidation Policy

21.	We note your disclosure which appears to indicate that the Operating Partnership is the only subsidiary that meets the requirements for consolidation. Please address the TRS Lessee that will exist and how you have determined that consolidation is not appropriate.

The Prospectus has been revised at page F-4 to reflect the Staff’s comment.

Commitments and Contingencies

22.	Disclose the indemnification agreements you have entered into which we note you have disclosed on page 54 of Form S-11.

Disclosure has been added on page F-6 in response to the Staff’s comment.

Combined Financial Statements of MHI Hotels Services Group

Deferred Costs

23.	We note your response to comment 100. Help us to understand how you determined that the guidance of SFAS 142 is applicable to your franchise

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application fee. Additionally, please support your treatment of the capitalized amount in note (g) on page F-48.

Hilton Inns, Inc. and Holiday Inn both require the payment of an application fee in connection with the granting of a franchise to a new franchisee. Hilton also requires the payment of transfer fees in connection with the assignment or deemed assignment of a franchise license. The initial fees paid to Hilton Inns, Inc. and Holiday Inn in respect of the Hilton Savannah DeSoto, the Holiday Inn Downtown Williamsburg and the Holiday Inn Brownstone, as set forth on pages F-13 and F-14 of the Prospectus, have been treated as deferred franchise fees that will be amortized over the term of the franchise agreements. In addition, the fees to be paid to Hilton Inns, Inc. in connection with the assignment of the Hilton Philadelphia Airport license and the deemed assignment of the Hilton Savannah DeSoto and Hilton Wilmington Riverside licenses have been treated as deferred franchise fees that will be amortized over the life of the franchise agreements.

The Company believes that consistent with hospitality industry practices and the guidance in SFAS 142, these fees are appropriately deferred until anticipated revenues are generated by the franchise rights. SFAS No. 142 deals with Goodwill and Other Intangible Assets. Appendix E to SFAS No. 142 defines intangible assets as “assets that lack physical substance.” Paragraph No. 9 of SFAS No. 142 states “an intangible asset that is acquired individually shall be initially recognized and measured based on its fair value.” The Company believes that it will derive future revenues from the franchise rights it obtains and that the franchise fees paid to the franchisor represent the fair value of this intangible asset. The accounting for this intangible asset is described in paragraph 11 of SFAS 142 which states that it is “based on its useful life to the reporting entity.” SFAS 142 further provides that an intangible asset with a finite useful life is amortized.” In this case, the franchise licenses have a fixed term and thus the amortization would occur over the life of the franchise agreements.

Related Party Transactions

24.	Disclose the dates you entered into the various Amended Hotel Management Agreements.

Disclosure has been added on pages F-17 and F-18 in response to the Staff’s comment.

MHI Hospitality Corporation

Pro Forma Consolidated Financial Information, page F-44

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25.	We note your disclosure in the first paragraph on page F-44 in which you indicate that the two hotels acquired from Elpizo Limited Partnership and Accord, LLC and the minority interests in MHI Hotels Services Group are accounted for at their acquisition cost. Please revise to clarify that the acquisitions were at fair value for these interests acquired. Reference is made to SFAS 141 and FASB Technical Bulletin 85-5.

The Prospectus has been revised at page F-44 to reflect the Staff’s comment.

26.	Reference is made to your accounting for the four initial properties as a reorganization of entities under common control. We note in response to our comment 106 you have identified the minority interests that are being purchased. Please advise us of your consideration of EITF 02-5. In this regard, it appears that the Sims family (Edgar, Jeannette, Christopher, Andrew and Kim) may represent a control group leaving the interest held by Zaiser and Smith as the minority interests to be acquired as well as MAVAS and Kirschman.

Based upon the accounting guidance provided by EITF 02-5 and the related analytical framework of EITF 96-16, the Company has determined that control of its predecessor group is held by the existing members of MHI Hotels Services. This determination arises from the Company’s analysis of the facts and circumstances described below, including the ownership interests and control rights of MHI Hotels Services, LLC and its affiliates with respect to the predecessor group as identified below.

MHI Hotels Services LLC owns, directly or indirectly with certain affiliates, in the aggregate, the following interests in the entities that comprise MHI Hotels Services Group:

• 70% interest in Capitol Hotel Associates LP LLP

• 80% interest in Savannah Hotels Associates LLC

• 50% interest in Brownestone Partners LLC

The properties owned by these entities are all managed under long-term management agreements with MHI Hotel Services LLC which provide MHI Hotels Services LLC authority to conduct the day-to-day operations of the properties. Further, as referenced in our response to comment 20, Andrew Sims is the manager of Brownestone Partners LLC.

The following summarizes the ownership interests of the control group in each of Capitol Hotel Associates LP, LLP, Savannah Hotels Associates LLC and Brownestone Partners LLC.

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Capitol Hotel Associates LP LLP

Andrew Sims	13.0%
Christopher Sims	13.0%
Kim Sims	13.0%
MHI Hotels Services	25.0%
Edgar Sims Jr. Trust,	6.0%
Kim Sims, Christopher
Sims and Andrew
Sims – Trustees

Total 70%

Savannah Hotels Associates LLC

MHI Hotels Services	80%

Brownestone Partners LLC:

KDCA Partnership	50%

The following summarizes the ownership interests of the control group in certain entities identified above as owners of interests in the entities constituting the predecessor group:

MHI Hotels Services LLC

Andrew Sims	26.34%
Kim Sims	26.33%
Christopher Sims	26.33%
Steve Smith	12.0%
Bill Zaiser	9.0%

Total	100%

KDCA Partnership:

MHI Hotels Services LLC	99%
Maryland Hospitality, Inc.	1

Total	100%

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Maryland Hospitality, Inc.

Andrew Sims	26.34%
Kim Sims	26.33
Christopher Sims	26.33
Steve Smith	12.0
Bill Zaiser	9.0

Total	100%

The general partner of Capitol Hotel Associates LP, LLP is MHI Hotels Services LLC. Wilmington Hotel Associates Corporation is a 30% limited partner in Capitol Hotel Associates, but has no management control with respect to the entity.

Jeanette Sims indirectly holds a 30% interest in Capitol Hotel Associates through her ownership of Wilmington Hotel Associates Corporation. Jeanette Sims is not active in the management of Capitol Hotel Associates and does not participate in the ownership or management of MHI Hotels Services LLC. Accordingly, Jeanette Sims has not been included in the control group and the acquisition of the interests of Wilmington Hotel Associated Corporation have been accounted for as minority interests.

The Edgar Sims Jr. Trust is an irrevocable trust established for the benefit of Mr. Sims’ grandchildren for which Andrew, Kim and Christopher Sims serve as trustees with the authority to exercise all of the rights attendant to the ownership interests in Capitol Hotel Associates LP, LLP held by the Trust. The Edgar Sims Trust is a limited partner in Capitol Hotel Associates LP, LLP. Edgar Sims has no direct or indirect ownership interest in or management role with Capitol Hotel Associates LP. Because of the role of Andrew, Kim and Christopher Sims as Trustees of the Edgar Sims Trust, the Trust has been included as part of the control group.

Edgar Sims has an indirect 25% ownership interest in Accord LLC. Edgar Sims does not have an ownership interest in MHI Hotels Services LLC and is not active in the management of MHI Hotels Services or any of the predecessor group entities. Accordingly, Edgar Sims has not been included in the control group.

For additional disclosure regarding the ownership interests of these entities, please see pages 8-10, 105, 107-109 and F-12 of the Prospectus.

The Company has identified the existence of common control through the ownership group of MHI Hotels Services LLC pursuant to EITF 02-5. As previously discussed, paragraph No. 2 of EITF 02-5 states that majority ownership may exist with a group affiliated in a manner other than by family relationship. In this instance, the inclusion of Jeanette and Edgar Sims in the control group based solely on their familial relationship would have been inappropriate given that

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Jeanette Sims and Edgar Sims are not active in the business of any entity in the predecessor group and have no financial interest in MHI Hotels Services.

As shown above, the MHI Hotels Services control group has a beneficial ownership percentage of at least 70% in three of the four properties and in the fourth property Andrew M. Sims is the managing member of the entity in addition to MHI Hotels Services owning 50% of the entity. SFAS 142, paragraph No. 9 states that business combination treatment is appropriate when an entity has control over the entities being acquired. Thus the Company believes the accounting treatment as presented in the pro forma financial statements is appropriate.

Notes to Pro Forma Consolidated Balance Sheets

27.	We note your response to comment 104. Advise us of any pertinent termination provisions in the former management agreements as previously requested. Are the base and incentive management fees that are to be paid under the new management agreement at market rate? Help us to understand how you determined that you can apply the guidance of SFAS 142 to the $2 million payment. Please clarify how the payment of a restructuring fee to a service provider is within the scope of SFAS 142 and revise as appropriate.

Based upon a further review of SFAS 142 and related accounting literature, the Company has determined to modify its accounting treatment of the $2 million payment and will expense the payment rather than amortize the payment over the life of the management agreement. This modification has been reflected in the revised pro forma financial statements included in the Amendment.

28.	We note in your response to comment 105 that you are capitalizing your interests acquired in the lease agreement over the nine remaining years under the lease. Paragraph 37 of SFAS 141 requires that intangible assets be recorded at estimated fair value. Please confirm for us that the $3.5 million payment is being made to related parties. Given a related party transaction, how have you determined that the $3.5 million represents estimated fair value?

The $3.5 million payment is being made by the Company to a related party. The payment is being made to acquire the leasehold interests in the Shell Island Resort property and represents estimated fair value consistent with paragraph 37 of SFAS 141. This conclusion is based upon a $3.9 million net present value of the payment stream resulting from the Company’s subleases of the leasehold interests. The net present value of the payment stream is approximately $0.4 million in

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excess of the actual acquisition cost of $3.5 million. Based on this, the Company believes the $3.5 million payment represents estimated fair value.

29.	Please disclose your method for allocating the mark up of assets between land and building and improvements in note (b). Additionally, please define Wilmington Hotel Association Corporation as “WHAC interest”.

Disclosure has been added to page F-48 to reflect the Staff’s comment.

* * * *

Please call the undersigned at (202) 452-7050 with any questions. We appreciate the efforts of the Staff to expedite review of this filing.

Sincerely,

/s/ Thomas J. Egan, Jr.

Thomas J. Egan, Jr.

cc:	Andrew M. Sims, President and Chief Executive Officer

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